EX-99.B11-aspwcon

                       Consent of Independent Accountants

We hereby consent to the use in the Statement of Additional Information constituting part of this Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A (the "Registration Statement") of our report dated November 8, 1996, relating to the statement of changes in net assets for the year ended September 30, 1996 and the financial highlights for each of the periods in the two-year period ended September 30, 1996 of United Asset Strategy Fund, Inc., which appears in such Statement of Additional Information, and to the incorporation by reference of our report into the Class A Shares Prospectus and the Class Y Shares Prospectus which constitute part of this Registration Statement.



Price Waterhouse LLP
Kansas City, Missouri
December 29, 1997